Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: April 12, 2021

Daniel Barel on Bloomberg Markets: The Close

Date: April 12, 2021

Caroline Hyde, Bloomberg:

Let's welcome Daniel Barel, Co-Founder and CEO of REE Automotive and Bloomberg’s Ed Ludlow. Ed, take it away.

Ed Ludlow, Bloomberg:

Yeah, Daniel, thank you for speaking to Bloomberg. You want to jointly make EVs, modular EVs, for big technology companies – which big technology companies are you speaking to?

Daniel Barel, CEO of REE Automotive:

Well, good afternoon. Well, you know, at REE we're a horizontal player, we're looking at the whole market as one. We’re looking at very big tech companies and newcomers to the industry. We've seen tremendous demand in the market for modular electric vehicles, especially from technology companies that are interested in getting to the market faster, and globally. And this is what we stand for.

Ed Ludlow, Bloomberg:

Your new partner Magna has been touted as a potential manufacturer for an Apple self-driving car. Have you held talks with Apple or any other names you can give us?

Daniel Barel, CEO of REE Automotive:

Oh, that's the rumor on the market, I was not aware. Listen, naturally we can’t disclose any, anything that we did not comment on publicly. I can say that I personally look at everybody and think that, you know, REE's approach, as “Powered by REE,” the ability to power each and every vehicle, each and every segment with a modular approach is key. So naturally I think everybody from very big to very small to Mobility-as-a-Service to logistics can find REE as the ultimate platform to use. Our ability to be very modular and basically future proof, since we're completely agnostic to the vehicle dimensions in terms of size or weight, to the battery or fuel cells, to the power source and to the driver, being driven by human or machine is key when looking into the future of automotive.

Caroline Hyde, Bloomberg:

Talk to us more about your business model, because we're looking at some incredible pictures of the platform, and then the way that you can basically customize the car on top of it, is that the selling proposition, how you make money – basically try to partner with the company and then create this vehicle that they want?

Daniel Barel, CEO of REE Automotive:

So, we believe that the world is changing. Up until now the OEMs have been the customers but the brand owner has shifted. Now when you call an Uber or Lyft, you don't really care what brand comes in, you care if it's an Uber or Lyft to know what app to press; when you see an Amazon or a UPS or FedEx truck, you care if it's an Amazon or Uber because that's a specific package you personally are looking for. So, the brand has shifted, the variety of vehicles has been growing significantly. If you think about it, the pace of innovation in the past five years exceeds the pace of innovation in the past century. So, the idea of REE to be able to build a platform that everybody else can build on top is, I think, revolutionary and breaking, but, but you know, I'm biased. The idea is that we're selling full vehicles right? At the end of the day, nobody buys a platform. You have to complete it to a vehicle, so we've partnered with a few contract manufacturers and partners. And today of course we've announced our partnership, a very exciting partnership, with Magna, that's going to help us to drive this technology, the “Powered by REE” REEcorner technology to the market in, we believe, a very strong effort.

Ed Ludlow, Bloomberg:

Very quickly, Daniel, what element of exclusivity is there here? You're basically tapping Magna for manufacturing capacity, right, you bring the skateboard, the underlying tag, they bring the top hat, but if they can't help you out, will you look elsewhere, will you tap other partners to manufacture these vehicles?

Daniel Barel, CEO of REE Automotive:

So, our relationship is a bit different. We're not in a relationship of customer and contract manufacturer, we're looking at more of a strategic partnership, and this is what we've announced. We'll be providing the platform, so everything related to the electric model, suspension, drive, train steering, braking, and they'll bring the top hat and complete the vehicle. But what's important to understand is that, I don't think we've, none of us have ever done this before - we're going to the market together, we're establishing joint business development teams that will proactively address the market, and offer our MEV – modular electric vehicles – to everybody that comes to us, or that we've been talking to, or new people and new companies that are interested in getting into the market together. The ability to go together, Magna and REE, to the market and offer MEVs is I think unique.

Caroline Hyde, Bloomberg:

An innovative solution, business model. Daniel Barel Co-Founder and CEO of REE Automotive, thank you, and thank you Bloomberg’s Ed Ludlow, for bringing us this interview.

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Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the registration statement on Form F-4 relating to the business combination filed by REE on March 10, 2021.

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